UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: July 13, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, July 13, 2021

Messrs. Shareholders of Loma Negra C.I.A.S.A.

Ref.: Proposal of new principal Director

Dear Sirs,

We hereby inform that Loma Negra C.I.A.S.A. (the “Company”) received a notification from its main shareholder, InterCement Trading e Inversiones Argentina, S.L., communicating its proposal for a new member of the Board of Directors for the ongoing exercise who will replace the resigning principal director, Luiz Augusto Klecz, and that will be appointed at the Ordinary Shareholders Meeting of the Company to be held on August 11, 2021 (item 2 of the Agenda).

In this regard, the controlling shareholder has proposed Livio Hagime Kuze as new principal director. A brief description of his biographical information is included below.

Livio Kuze. Mr Livio Kuze was appointed CEO of InterCement Brasil S.A. in April 2021, holding various positions on the board of directors of such company since 2019. In 2001 he graduated in Business Administration from the FGV EAESP – Fundação Getulio Vargas’s São Paulo School of Business Administration. He also took specialization courses at the following institutions: INSEAD – Strategy and Leadership (2012), University of Pennsylvania – Finance (2012), University of Chicago – Corporate Finance (2014) and MIT – Digital Transformation (2021). Mr. Kuze previously worked at the following companies: MOVER Participações, Vexia, CPFL Energia, Alpargatas S.A., MasterCard Advisors, Santista S.A., Unibanco and A.T.Kearney. Currently, Mr. Kuze sits on the board of Grupo CCR – Companhia de Concessões Rodoviárias, is Administrator at COMICAN – Companhia de Mineração Candiota, EcoProcessa - Tratamento de Resíduos LTDA. and NeoGera Investimentos em Inovação Ltda and is Director of Barra Grande Participações S.A. and Machadinho Participações S.A.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.